UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated October 14, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming presents positive Phase II topline data for leniolisib in genetic PIDs with immune dysregulation at ESID 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Kenneth Lynard

	Name:	Kenneth Lynard
	Title:	Interim Co-CEO & CFO

Date: October 14, 2026

Pharming presents positive Phase II topline data for leniolisib in genetic PIDs with immune dysregulation at ESID 2026

•First clinical data for leniolisib in a larger group of PID participants beyond APDS, supporting the potential of targeted PI3Kδ inhibition to address immune dysregulation
•Leniolisib was well-tolerated, with benefits observed across multiple measures of immune dysregulation, including improvement in lymphoproliferation and positive trends in lung and liver disease markers
•All participants who completed the study elected to continue receiving treatment in a long-term extension study

Leiden, the Netherlands, October 14, 2026: Pharming (Euronext Amsterdam: PHARM/Nasdaq: PHAR), a global biotechnology company focused on rare immune and genetic diseases, today presented positive topline data from its Phase II trial of leniolisib in genetically identifiable primary immunodeficiencies (PIDs) with immune dysregulation linked to altered PI3Kδ signaling. The data, accepted as a late-breaking abstract, were presented as a poster at the 22nd Biennial Meeting of the European Society for Immunodeficiencies (ESID), taking place October 14-17, 2026, in Maastricht, the Netherlands.

“These data provide the first clinical evidence that leniolisib can produce improvements across multiple manifestations of immune dysregulation in conditions beyond APDS, with encouraging signals in lymphoproliferation, pulmonary function, and liver disease,” said Anurag Relan, Chief Medical Officer of Pharming. “The consistent reductions in spleen volume in nearly all evaluable participants are particularly encouraging. Splenomegaly is a measurable sign of lymphoproliferation, and these reductions suggest leniolisib is acting on a core driver of the disease process. The trends in pulmonary findings are also particularly noteworthy, as even small improvements in progressive lung disease were not expected over such a short treatment period.”

This trial is a single-arm, open-label, intra-patient dose-escalation Phase II study that enrolled 13 participants with genetically identifiable PIDs driven by variants in the CTLA4, SOCS1, NFKB1 or FAS genes. Nine of the 13 participants also had a diagnosis of common variable immunodeficiency (CVID). Participants received leniolisib twice daily for 20 weeks, escalating from 10 mg (4 weeks) to 30 mg (4 weeks) to 70 mg (12 weeks). Key results include:
•Safety: Leniolisib was generally well-tolerated across all 4 genotypes associated with dysregulated PI3Kδ signaling. Safety findings were consistent with the known disease profile, with infections as the most common adverse events (AEs) observed, and no new safety signals identified. All treatment-related AEs were Grade 1. Two study participants experienced serious AEs that were deemed unrelated to leniolisib. One participant, with a history of portal hypertension, discontinued treatment early due to acute hepatitis.
•Spleen volume: Mean reduction from baseline of 26.4% (n=11), with reductions observed in 10 of 11 evaluable participants.

•Lymph nodes: Mean reduction from baseline of 33.7% in index lesion size (n=4), with reductions observed in all four evaluable participants.
•Pulmonary function: Among participants with impaired gas exchange at baseline (n=7), the percent predicted diffusing capacity of the lungs for carbon monoxide (DLCO) increased by a mean of 8.0%. Consistent with this, CT-assessed interstitial lung disease scores also decreased in 4 of 5 evaluable participants.
•Liver: Improvement in liver stiffness in 2 of 3 participants with heightened stiffness at baseline.
•All 12 participants who completed the study enrolled in the three-year extension study (NCT06990529).

Added Dr. Relan: “Together, these results reinforce our broader strategy of evaluating PI3Kδ inhibition across PIDs characterized by immune dysregulation, regardless of genetic cause. We look forward to reporting topline results from our separate Phase II trial in CVID, expected in November, which will inform our plans for a potential registrational study in the broader CVID population.”

Based on estimated prevalence rates, these genetically identifiable PIDs and CVID with immune dysregulation represent a broader potential patient population than APDS, with estimated prevalence of approximately 7.5 patients per million for genetic PIDs and approximately 39 patients per million for CVID, including overlap between the genetic PID and CVID populations, compared with approximately 1.5 patients per million for APDS.

About leniolisib
Leniolisib is an oral, selective phosphoinositide 3-kinase delta (PI3Kδ) inhibitor designed to address PI3Kδ-driven immune dysregulation across primary immunodeficiencies (PIDs).
Leniolisib, marketed under the brand name Joenja®, is approved and commercially available in multiple countries for the treatment of activated phosphoinositide 3-kinase delta syndrome (APDS) an ultra-rare and progressive PID characterized by immune dysregulation and deficiency.
Beyond APDS, leniolisib is being evaluated in clinical trials for additional PIDs characterized by PI3Kδ-driven immune dysregulation, including common variable immunodeficiency (CVID). These PIDs share many of the same clinical manifestations, including lymphoproliferation, autoimmunity, gastrointestinal disease, and lung disease. The safety and efficacy of leniolisib have not been established for these investigational uses.

About Pharming
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biotechnology company that develops and commercializes innovative medicines for people living with rare immune and genetic diseases.
We combine specialized scientific, medical, regulatory and commercial expertise to advance a focused portfolio of approved medicines and development programs that address significant unmet medical needs. Guided by insights from patients and the wider rare disease community, we are dedicated to delivering innovative therapies for some of the most challenging rare diseases.

Pharming is headquartered in Leiden, the Netherlands, with operations in the United States and Europe.

For more information, visit www.pharming.com and find us on LinkedIn.

For further public information, contact:
Pharming
Michael Levitan, VP Investor Relations & Capital Markets
T: +1 (908) 705 1696
E: investor@pharming.com

Saskia Mehring, Head of Corporate Communications
T: +31 6 28 32 60 41
E: media.relations@pharming.com

Media Relations
Julia Deutsch (Lyra Strategic Advisory on behalf of Pharming)
E: JDeutsch@lyraadvisory.com

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2025 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.